FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, C.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 1998


                          TURBODYNE TECHNOLOGIES INC.
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                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F  X     Form 40-F
                               ------           ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes           No  X
                               ---------     ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                    ------------

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ----------------------------
                                        (Registrant)


Date:     MARCH 31, 1998           By: /S/ ANDREW LEE
       ----------------------         --------------------------
                                       ANDREW LEE
                                      --------------------------
                                        (Signature)*

     *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

FORM 27
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SECURITIES ACT
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MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
          Facsimile: 604-688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          March 24, 1998

ITEM 3.   PRESS RELEASE
          -------------

          March 24, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          Turbodyne Technologies Inc. ("Turbodyne") announced that Turbopac TM installations on six transit buses in Sao Paulo and Curitiba, Brazil, have exceeded all of the air quality and fuel economy objectives by as much as 100 percent. Evaluations demonstrated as much as a 67 percent reduction in harmful emissions and an 11 percent improvement in fuel economy. Brazil has 300,000 urban transit buses, which is nearly five times the size of the United States fleet.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne announced that Turbopac TM installations on six transit buses in Sao Paulo and Curitiba, Brazil, have exceeded all of the air quality and fuel economy objectives by as much as 100 percent. Evaluations demonstrated as much as a 67 percent reduction in harmful emissions and an 11 percent improvement in fuel economy. Brazil has 300,000 urban transit buses, which is nearly five times the size of the United States fleet.

          "These results represent another successful validation of the financial payback of using the Turbopac TM to substantially reduce harmful pollutants and global warming," said Walter Ware, Turbodyne's President and CEO. "The financial


Page 2
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          payback comes from burning less fuel, and burning less fuel directly reduces carbon dioxide, the primary contributor to global warming. Turbodyne provides the only known mobile technology that directly reduces the emission of carbon dioxide."

          "Brazil's total automotive aftermarket of more than 3.5 million commercial vehicles, of which 85 percent are diesel-powered, holds tremendous potential for Turbodyne products," continued Ware.
          "Brazil has the largest GDP of the less-developed countries, and is increasingly concerned about the environment and global warming. The estimated market for pollution control products and services in Brazil is approximately $19 billion."

          "A newly enacted environmental law, announced by President Cardoso of Brazil, incorporates extremely stringent requirements for reducing air pollution and provides for heavy penalties escalating from $440 to $44,000,000 per vehicle for repeated non-compliance," Ware continued. "This national policy is a major incentive for potential Turbodyne customers, in addition to the demonstrated fuel economy improvement which, alone, provides a financial payback in a short period of time."

          Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets, and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. First commercial sales have begun.

          Turbodyne's light metals division is a manufacturer of machined aluminum castings and a leading supplier to the automotive industry, providing $39 million in revenues in 1997.

          Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------

          Not applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------

          Not applicable.


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ITEM 8.   SENIOR OFFICERS
          ---------------

          Mr. Walter F. Ware, Chief Operating Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile: (818) 593-2284

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.

 MARCH 30, 1998
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Date

/S/ ANDREW LEE
---------------------------------
(signature)

Andrew Lee
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Name

Corporate Secretary
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Position

Vancouver, British Columbia
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Place of Declaration